Exhibit 99.1

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO EAGLE ANNOUNCES INVESTMENT
IN ROYAL ROAD MINERALS LIMITED

Toronto (May 24, 2019) — Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that it has acquired 26,133,158 ordinary shares of Royal Road Minerals Limited (TSX-V: RYR) (“Royal Road”) in a private placement by Royal Road at a price of $0.20 per share for total consideration of $5,226,632.

Prior to the transaction, Agnico Eagle held ownership of and control over 16,379,550 ordinary shares of Royal Road, representing approximately 9.43% of the issued and outstanding ordinary shares of Royal Road.  Agnico Eagle now owns 42,512,708 ordinary shares of Royal Road, representing approximately 19.9% of the issued and outstanding ordinary shares of Royal Road on a non-diluted basis.

In connection with the transaction, Agnico Eagle and Royal Road entered into an investor rights agreement pursuant to which Agnico Eagle will, provided Agnico Eagle owns, directly or indirectly, 9.5% or more of the ordinary shares of Royal Road (calculated in accordance with the investor rights agreement): (i) have the right to participate in equity financings by Royal Road in order to, at Agnico Eagle’s election, (A) maintain its pro rata ownership in Royal Road at the time of any such financing, or (B) acquire up to a 19.9% ownership interest in Royal Road (after giving effect to any such financing); (ii) in the event that ordinary shares are issued by Royal Road as a result of the exercise of currently outstanding convertible securities of Royal Road, the right to subscribe for additional ordinary shares of Royal Road in order to, at Agnico Eagle’s election, (A) maintain its pro rata ownership in Royal Road at the time of any such issuance, or (B) acquire up to a 19.9% ownership interest in Royal Road (after giving effect to any such issuance); and (iii) have the right (which Agnico Eagle has no present intention to exercise) to nominate one person (and in the case of an increase in the size of the board of directors of Royal Road to nine or more directors, two persons) to the board of directors of Royal Road.

Agnico Eagle acquired the ordinary shares for investment purposes.  Depending on market conditions and other factors, Agnico Eagle may, from time to time, subject to the investor rights agreement, acquire additional ordinary shares or other securities of Royal Road or dispose of some or all of the ordinary shares or other securities of Royal Road that it owns at such time.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws.  To obtain a copy of the early warning report, please contact Aurea Dela Resma at Agnico Eagle Mines Limited,145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7 (Telephone:  416-947-1212).

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7.  Royal Road’s head office is located at Ground Floor, 4 Wharf Street, St. Helier, Jersey JE2 3NR.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at May 24, 2019.  Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws.  These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, but are not limited to: statements relating to Agnico Eagle’s acquisition or disposition of securities of Royal Road in the future; and the terms of the investor rights agreement.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made.  Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.